Exhibit 99.1

MATERIAL FACT

LATAM AIRLINES GROUP S.A.

Securities Registration No. 306

Santiago, April 8, 2022

Messrs.

Chairmanship

Comisión para el Mercado Financiero

Av. Libertador Bernardo O’Higgins 1449.

Santiago

Ref.: Communicates MATERIAL FACT

Dear Sir or Madam:

Pursuant to the provisions of Article 9 and the second paragraph of Article 10 of the Securities Market Law, and General Rule No. 30, duly authorized, I hereby report the following material fact of LATAM Airlines Group S.A. (“LATAM”), Securities Registration No. 306:

●	As previously reported, on March 15, 2022, the bankruptcy court of the Southern District of New York hearing the reorganization proceeding in the United States of America (the “Chapter 11 Proceeding”) of LATAM and certain of its direct and indirect subsidiaries that are parties thereto, resolved to approve a proposed amended and restated text (the “Amended and Restated DIP Credit Agreement”) of the financing agreement entered into in the context of the Chapter 11 Proceeding, denominated Super-Priority Debtor-In-Possession Term Loan Agreement, which was in effect until the date hereof (the “Existing DIP Credit Agreement”). The main terms and conditions of the Amended and Restated DIP Credit Agreement were described in the Material Facts dated March 14 and 15, 2022.

●	On this date, the Amended and Restated DIP Credit Agreement for a total amount of US$ 3,700 million was executed, and the initial disbursement thereunder took place, in the amount of US$2,750 million. Such Amended and Restated DIP Credit Agreement amends and restates the Existing DIP Credit Agreement, and repays the outstanding obligations thereunder.

Sincerely yours,

Roberto Alvo M.

CEO

LATAM Airlines Group S.A.